SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                       Monolithic System Technology, Inc.
                                (Name of Issuer)


                         Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                  609842 10 9
                            ---------------------
                                 (CUSIP Number)


                               December 31, 2002
                       --------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [  ]     Rule 13d-1(b)

                  [  ]     Rule 13d-1(c)

                  [X]      Rule 13d-1(d)

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                        -----------------------------
CUSIP No. 609842 10 9              13G              Page 2 of 8 Pages
-------------------------                        -----------------------------


--------- --------------------------------------------------------------------
  1)       Name of Reporting Person

           Carl E. Berg
--------- --------------------------------------------------------------------
  2)       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [X]
             (b) [ ]
--------- --------------------------------------------------------------------
  3)       SEC Use Only

--------- --------------------------------------------------------------------
  4)       Citizenship or Place of Organization

           United States of America
--------- --------------------------------------------------------------------
 Number of Shares       5) Sole Voting Power  67,500
                        ------------------------------------------------------
Beneficially Owned      6) Shared Voting Power  129,996
                        ------------------------------------------------------
by Each Reporting       7) Sole Dispositive Power  67,500
                        ------------------------------------------------------
   Person with:         8) Shared Dispositive Power  129,996
--------- --------------------------------------------------------------------
  9)       Aggregate Amount Beneficially Owned by Each Reporting Person

           197,496
--------- --------------------------------------------------------------------
 10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           [ ]  Not applicable.
           (See Instructions)
--------- --------------------------------------------------------------------
 11)       Percent of Class Represented by Amount in Row (9)

           0.65%
--------- --------------------------------------------------------------------
 12)       Type of Reporting Person (See Instructions)

           IN
--------- --------------------------------------------------------------------

-------------------------                        -----------------------------
CUSIP No. 609842 10 9              13G              Page 3 of 8 Pages
-------------------------                        -----------------------------


--------- --------------------------------------------------------------------
 1)        Name of Reporting Person

           Berg & Berg Enterprises, LLC
--------- --------------------------------------------------------------------
 2)        Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [X]
             (b) [ ]
--------- --------------------------------------------------------------------
 3)        SEC Use Only

--------- --------------------------------------------------------------------
 4)        Citizenship or Place of Organization

           California
--------- --------------------------------------------------------------------
 Number of Shares        5) Sole Voting Power  0
                        ------------------------------------------------------
Beneficially Owned       6) Shared Voting Power  124,998
                        ------------------------------------------------------
by Each Reporting        7) Sole Dispositive Power  0
                        ------------------------------------------------------
   Person with:          8) Shared Dispositive Power  124,998
--------- --------------------------------------------------------------------
  9)       Aggregate Amount Beneficially Owned by Each Reporting Person

           124,998
--------- --------------------------------------------------------------------
 10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           [ ]  Not applicable.
           (See Instructions)
--------- --------------------------------------------------------------------
 11)       Percent of Class Represented by Amount in Row (9)

           0.41%
--------- --------------------------------------------------------------------
 12)       Type of Reporting Person (See Instructions)

           PN
--------- --------------------------------------------------------------------

--------- --------------------------------------------------------------------
  1)       Name of Reporting Person

           West Coast Venture Capital Limited, L.P.
--------- --------------------------------------------------------------------
  2)       Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X]
           (b) [ ]
--------- --------------------------------------------------------------------
  3)       SEC Use Only

--------- --------------------------------------------------------------------
  4)       Citizenship or Place of Organization

           California
--------- --------------------------------------------------------------------
 Number of Shares       5) Sole Voting Power  0
                        ------------------------------------------------------
Beneficially Owned      6) Shared Voting Power  0
                        ------------------------------------------------------
by Each Reporting       7) Sole Dispositive Power  0
                        ------------------------------------------------------
    Person with:        8) Shared Dispositive Power  0
--------- --------------------------------------------------------------------
  9)       Aggregate Amount Beneficially Owned by Each Reporting Person

           0
--------- --------------------------------------------------------------------
 10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           [ ] Not applicable.
           (See Instructions)
--------- --------------------------------------------------------------------
 11)       Percent of Class Represented by Amount in Row (9)

           0%
--------- --------------------------------------------------------------------
 12)       Type of Reporting Person (See Instructions)

           PN
--------- --------------------------------------------------------------------


ITEM 1.  (a)  The name of the issuer is Monolithic System Technology, Inc.
              (the "Company").

         (b) The principal executive offices of the Company are located at 1020 Stewart Drive, Sunnyvale, California 94085.

ITEM 2.  (a)  The names of the filing persons are Carl E. Berg, Berg & Berg
              Enterprises, LLC ("BBE") and West Coast Venture Capital Limited, L.P. ("WCVC").

         (b) The business address for Carl E. Berg, BBE and WCVC is 10050 Bandley Drive, Cupertino, California 94014.

         (c) Carl E. Berg is a citizen of the United States of America. BBE and WCVC are organized under the laws of the state of California.

         (d)  The title of the class of securities is Common Stock.

         (e)  The CUSIP number of the Common Stock is 609842 10 9.

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         This statement is being filed pursuant to 13d-1(d).

ITEM 4.  OWNERSHIP.

         According to the Company's Quarterly Report on Form 10-Q filed on November 14, 2002, there are 30,200,820 shares of Common Stock issued and outstanding as of November 7, 2002.

         CARL E. BERG

         The following information relates to shares of Common Stock for which Carl E. Berg holds voting or dispositive authority.

         (a)  Number of shares beneficially owned:  197,496

         (b)  Percent of class:  0.65%

         (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:  67,500

              (ii)  Shared power to vote or to direct the vote:  129,996

              (iii) Sole power to dispose or to direct the disposition of:
                    67,500

              (iv) Shared power to dispose or to direct the disposition of:
                    129,996

          Carl E. Berg may purchase up to 67,500 shares pursuant to options exercisable within 60 days. Mr. Berg has shared voting and dispositive authority as the manager of BBE over 124,998 shares held by BBE. Mr. Berg is deemed to beneficially own the 4,998 shares held by his wife.

          Carl E. Berg disclaims beneficial ownership of the 124,998 shares held by BBE, except to the extent of his pecuniary interest therein. Mr. Berg disclaims beneficial ownership of the 4,998 shares held by his wife as he has no economic interest in any of these shares.


          BERG & BERG ENTERPRISES, LLC

          The following information relates to shares of Common Stock for which BBE holds voting and dispositive authority.

          (a)  Number of shares beneficially owned:  124,998

          (b)  Percent of class:  0.41%

          (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote: 0

               (ii)   Shared power to vote or to direct the vote:  124,998

               (iii)  Sole power to dispose or to direct the disposition of: 0

               (iv) Shared power to dispose or to direct the disposition of: 124,998


           WEST COAST VENTURE CAPITAL LIMITED, L.P.

           WCVC no longer holds any shares of the Company. WCVC distributed 2,429,828 shares to its partners in liquidation effective June 1, 2002. Mr. Berg is the sole manager of BBE, the sole general partner of WCVC, which received 124,998 shares in such distribution. WCVC distributed the remaining 2,304,830 shares to 1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

           As of the date hereof, Carl E. Berg, BBE and WCVC have, individually and collectively, ceased to be the beneficial owners of more than five percent of the Company's Common Stock.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           This schedule is filed pursuant to Rule 13d-1(d). The responses to Items 2(a)-(c) identify each of the persons filing this statement.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           As of the date hereof, Carl E. Berg, BBE and WCVC have, individually and collectively, ceased to be the beneficial owners of more than five percent of the Company's Common Stock and have dissolved as a group. Further filings, if required, will be filed by individual group members.

           See also responses in Item 5 above.

ITEM 10.   CERTIFICATION.

           Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003


      /s/ Carl E. Berg                             /s/ Carl E. Berg
---------------------------------          ----------------------------------
         Carl E. Berg                                 Carl E. Berg
                                           Signing as manager of Berg & Berg
                                           Enterprises, LLC



                                 EXHIBIT INDEX

                   Exhibit I                 Joint Filing Agreement

EXHIBIT I

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the beneficial ownership of Common Stock of Monolithic System Technology, Inc. to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

February 14, 2003


     /s/ Carl E. Berg                         /s/ Carl E. Berg
------------------------------         ---------------------------------
        Carl E. Berg                             Carl E. Berg
                                        Signing as manager of Berg & Berg
                                        Enterprises, LLC